SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OpenTV Corp.

(Name of the Issuer)

OpenTV Corp.

(Name of Person(s) Filing Statement)

Class A Ordinary Shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number of Class of Securities)

Mark Beariault Senior Vice President, General Counsel OpenTV Corp. 275 Sacramento Street San Francisco, California 94111 (415) 962-5000	Copy to: Lee D. Charles Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$26,303,726	$1,876

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as (A) the sum of (i) 16,040,057, which is the difference between 108,145,054, the number of Class A ordinary shares of no par value (the “Shares”) of OpenTV Corp. (the “Company”) outstanding as of January 31, 2010, and 92,104,997, the number of shares beneficially owned by Kudelski SA on such date, and (ii) 899,569, which is the number of Shares subject to vested and unvested options outstanding as of January 31, 2010, excluding options that have an exercise price above the per Share redemption price, and (iii) 30,520, which is the maximum number of Shares reserved for issuance upon exchange of shares of the Company’s subsidiary, OpenTV, Inc., as of January 31, 2010, multiplied by (B) $1.55, which is the per Share redemption price.

**	The amount of the filing fee is calculated in accordance with the Exchange Act as the product of $26,303,726 and .00007130. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,868

Form or Registration No.: 005-58285

Filing Party: OpenTV Corp.

Date Filed: January 14, 2010

Introduction

This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission on January 14, 2010 with respect to OpenTV Corp., a British Virgin Islands business company (“OpenTV,” the “Company” or the “Filing Person”), and all of the outstanding Class A ordinary shares, no par value per share, of the Company that are not beneficially owned by Kudelski SA (“Kudelski”) or any of its wholly-owned subsidiaries. The securities to which this Amendment No. 1 to the Schedule 13E-3 relates are collectively referred to as the “Subject Securities.” This Amendment No. 1 to the Schedule 13E-3 is being filed by the Company. This Amendment No. 1 to the Schedule 13E-3 relates to the redemption by the Company of all of the Subject Securities as more fully-described in (a) the redemption notice/transaction statement, which is attached as Exhibit (a)(3)(i) to this Amendment No. 1 to the Schedule 13E-3 (the “Redemption Notice/Transaction Statement”), and (b) the notice of redemption, which is attached as Exhibit (a)(3)(ii) to this Amendment No. 1 to the Schedule 13E-3.

On February 19, 2010, OpenTV received a written instruction from Kudelski, Kudelski Interactive USA, Inc. (“Kudelski USA”) and Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman,” and, collectively with Kudelski and Kudelski USA, the “Kudelski Control Group”) directing OpenTV to redeem all outstanding Class A ordinary shares other than those Class A ordinary shares registered in the name of any member of the Kudelski Control Group. The written instruction also contained a recommendation that the Class A ordinary shares be redeemed for $1.55 per share. Under the BVI Business Companies Act, 2004, upon receipt of such written instruction, OpenTV is required to redeem all outstanding Class A ordinary shares other than those Class A ordinary shares registered in the name of any member of the Kudelski Control Group.

Following completion of the redemption of the Subject Securities, the ordinary shares of OpenTV held by the Kudelski Control Group will remain issued and outstanding and OpenTV will become a wholly-owned subsidiary of Kudelski. In addition, in connection with the redemption, OpenTV intends to delist the Class A ordinary shares from The Nasdaq Global Market and terminate the registration of its Class A ordinary shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations thereunder.

All information contained or incorporated by reference in this Amendment No. 1 to the Schedule 13E-3 concerning Kudelski and its affiliates has been supplied by the Kudelski Control Group, and OpenTV takes no responsibility for the accuracy of such information.

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Redemption Notice/Transaction Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Redemption Notice/Transaction Statement is incorporated in its entirety herein by this reference, and the responses to each Item in this Amendment No. 1 to the Schedule 13E-3 are qualified in their entirety by the information contained in the Redemption Notice/Transaction Statement.

All references in this Amendment No. 1 to the Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1.	Summary Term Sheet.

Item 1001

The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Questions and Answers”

•	“Summary Term Sheet”

Item 2.	Subject Company Information.

Item 1002

(a) The information contained in the following section of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — The Companies — OpenTV Corp.”

(b) The information contained in the following section of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — The Companies — OpenTV Corp.”

(c) - (d) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — The Companies — OpenTV Corp.”

•	“Market for Our Class A Ordinary Shares”

(e) The Filing Person has not effected any underwritten public offerings of the Subject Securities for cash during the past three years that were registered under the Securities Act or exempt from registration under Regulation A promulgated under the Securities Act.

(f) None.

Item 3.	Identity and Background of Filing Person.

Item 1003

(a) - (c) OpenTV Corp. is the subject company of this Schedule 13E-3.

The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — The Companies — OpenTV Corp.”

•	“Directors and Executive Officers”

Item 4.	Terms of the Transaction.

Item 1004

(a) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Questions and Answers”

•	“Summary Term Sheet”

•	“Special Factors — Purposes of and Reasons for the Redemption — OpenTV’s Purpose and Reasons for the Redemption”

•	“Special Factors — General Effects of the Redemption”

•	“Special Factors — Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

•	“The Redemption”

(c) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Effects of the Redemption”

•	“Summary Term Sheet — Interests of Directors and Executive Officers in the Redemption”

•	“Special Factors — General Effects of the Redemption”

•	“Special Factors — Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

•	“The Redemption — Effects of the Redemption”

•	“The Redemption — Interests of Directors and Executive Officers in the Redemption”

(d) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Dissent Rights”

•	“The Redemption — Right to Dissent from the Redemption”

(e) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Fairness Determination of the Redemption to Unaffiliated Shareholders by OpenTV’s Board of Directors”

•	“Special Factors — Provisions for Unaffiliated Shareholders of OpenTV”

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

(a) - (c) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Recent Developments”

•	“Special Factors — Background of the Transaction”

•	“Directors and Executive Officers”

•	“Certain Relationships and Related Transactions”

(e) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Interests of Directors and Executive Officers in the Redemption”

•	“Special Factors — Background of the Transaction”

•	“The Redemption — Interests of Directors and Executive Officers in the Redemption”

•	“Security Ownership of Management and the Kudelski Control Group”

Item 6.	Purpose of the Transaction and Plans or Proposals.

Item 1006

(b) - (c) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Redemption; Timing and Going Private Transaction”

•	“Summary Term Sheet — OpenTV’s Purpose and Reasons for the Redemption”

•	“Summary Term Sheet — Effects of the Redemption”

•	“Special Factors — Background of the Transaction”

•	“Special Factors — Purposes of and Reasons for the Redemption — OpenTV’s Purpose and Reasons for the Redemption”

•	“Special Factors — General Effects of the Redemption”

•	“Special Factors — Plans for OpenTV After the Redemption; Certain Effects of the Redemption”

•	“The Redemption — Redemption; Redemption Price; Redemption Date”

•	“The Redemption — Effect of the Redemption”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Item 1013

(a) - (d) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — OpenTV’s Purpose and Reasons for the Redemption”

•	“Summary Term Sheet — Fairness Determination of the Redemption to Unaffiliated Shareholders by OpenTV’s Board of Directors”

•	“Summary Term Sheet — Effects of the Redemption”

•	“Summary Term Sheet — Material U.S. Federal Income Tax Consequences”

•	“Special Factors — Background of the Transaction”

•	“Special Factors — Purposes of and Reasons for the Redemption — OpenTV’s Purpose and Reasons for the Redemption”

•	“Special Factors — Fairness Determination of the OpenTV Board of Directors”

•	“Special Factors — General Effects of the Redemption”

•	“Special Factors — Plans for OpenTV After the Redemption; Certain Effects of the Redemption”

•	“The Redemption — Effect of the Redemption”

•	“The Redemption — Material U.S. Federal Income Tax Consequences of the Redemption”

Item 8.	Fairness of the Transaction.

Item 1014

(a) - (e) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Questions and Answers”

•	“Summary Term Sheet — OpenTV’s Purpose and Reasons for the Redemption”

•	“Summary Term Sheet — Fairness Determination of the Redemption to Unaffiliated Shareholders by OpenTV’s Board of Directors”

•	“Summary Term Sheet — Shareholder Approval”

•	“Special Factors — Background of the Transaction”

•	“Special Factors — Purposes of and Reasons for the Redemption — OpenTV’s Purpose and Reasons for the Redemption”

•	“Special Factors — Fairness Determination of the OpenTV Board of Directors”

•	“The Redemption — Shareholder Approval not Required”

(f) None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015

(a) - (c) None.

Item 10.	Source and Amounts of Funds or Other Consideration.

Item 1007

(a) - (d) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Source and Amount of Funds”

•	“Special Factors — Background of the Transaction”

•	“The Redemption — Source and Amount of Funds”

Item 11.	Interest in Securities of the Subject Company.

Item 1008

(a) - (b) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Security Ownership of Management and the Kudelski Control Group”

•	“Transactions in Class A Ordinary Shares”

Item 12.	The Solicitation or Recommendation.

Item 1012

(d) - (e) Not applicable.

Item 13.	Financial Information.

Item 1010

(a) The information contained in the following section of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Financial Information”

(b) Not applicable.

Additional financial information required by this Item 13 with respect to OpenTV is incorporated by reference in the Redemption Notice/Transaction Statement as described in the sections entitled “Where You Can Find More Information” and “Documents Incorporated By Reference” and is incorporated herein by this reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a) Not applicable.

(b) The information contained in the following sections of the Redemption Notice/Transaction Statement is incorporated herein by this reference:

•	“Summary Term Sheet — Source and Amount of Funds”

•	“The Redemption — Source and Amount of Funds”

Item 15.	Additional Information.

Item 1011

(b) The information contained in the Redemption Notice/Transaction Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Item 1016

(a)(3)(i)	The Redemption Notice/Transaction Statement is attached hereto as Exhibit (a)(3)(i).

(a)(3)(ii)	The Notice of Redemption is attached hereto as Exhibit (a)(3)(ii).

(b)	None.

(c)	None.

(d)	None.

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 24, 2010

OPENTV CORP.

By:	/s/ Nigel (Ben) Bennett
Nigel (Ben) Bennett
Chief Executive Officer

EXHIBIT INDEX

(a)(3)(i)	The Redemption Notice/Transaction Statement is attached hereto as Exhibit (a)(3)(i).

(a)(3)(ii)	The Notice of Redemption is attached hereto as Exhibit (a)(3)(ii).

(b)	None.

(c)	None.

(d)	None.

(f)	None.

(g)	None.